VIA EDGAR

January 25, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GAIN Capital Holdings, Inc.
Registration Statement on Form S-3
File No. 333-208175

Dear Sir/Madam:

In accordance with Rules 461 and 430B under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern time on January 27, 2016 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GAIN Capital Holdings, Inc.

By:	/s/ Matthew McDonald
Name:	Matthew McDonald
Title:	Senior Vice President & Deputy General Counsel

cc:	Joseph A. Hall
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4565